LATHROP & GAGE L.C.

2345 GRAND BOULEVARD, SUITE 2800

KANSAS CITY, MISSOURI 64108

April 6, 2006

Via Facsimile (202) 772-9203

and Edgar

Jeffrey B. Werbitt

Attorney-Advisor

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-0306

Re:	Boston Financial Qualified Housing Tax Credits L.P. II
Schedule TO-T filed by Paco Development, L.L.C.
Filed on March 3, 2006, as amended
File No. 005-80085

Dear Mr. Werbitt:

We received your letter dated April 4, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

General

1.

We refer you to your response to prior comment 1. You advise that the “13D Joint Filers” other than Paco Development are not bidders in this Offer. However, Park discloses in its Schedule 14A filed on March 15, 2006 to solicit consents seeking the approval of the limited partners of Boston Financial Qualified Housing Tax Credits L.P. IV that its sole shareholder is SLCas. Are Paco Development and Park controlled by the same managing members? If so, advise of the basis for the belief that Park should not be named as a bidder in this offer taking into account that Park and Paco Development are under common control.

Response: Rule 14d-1(c)(1) of Regulation 14D defines a "bidder" in a tender offer as "any person who makes a tender offer or on whose behalf a tender offer is made." As Park is not the actual bidder making the tender offer, the only other way for Park to be a bidder is if the tender offer was made on Park's behalf, i.e., it was deemed a "nominal bidder." In this case, Park should not be deemed a nominal bidder, because an analysis of the facts indicates that Park did not have any role in or control over the tender offer. The fact that SLCas is the sole equity owner of both Park and Paco does not automatically mean that Park should be viewed as a bidder.

Most important to the analysis is the fact that Park does not control the named bidder, directly or indirectly. As stated in Section II.D.2 of the Division of Corporate Finance's Current Issues and Rulemaking Projects Outline, "[t]he fact that . . . other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the parent's or control person's role in the tender offer." (emphasis added) Although SLCas is the sole shareholder of Park and the sole member of Paco, Park and Paco are not controlled by the same group of officers and managers. Park, a corporation, is controlled by its sole Director, David Watson, and its officers, DeAnn Duffield (President and Secretary) and John Alvey (Vice President). Paco, a limited liability company, is controlled by its managers, DeAnn Duffield and Erik Lund. Although Ms. Duffield holds a position with each of the entities, she is accountable to the sole director, Mr. Watson, in the case of Park, in furthering that entity's business.

Not only does Park not control Paco, Park did not play any role in initiating, structuring, and negotiating the tender offer. Park did not and is not providing any financing for the tender offer, nor is it playing a primary role in obtaining financing. As is disclosed in the offer, SLCas is providing financing for the offer. Furthermore, Paco did not form Park or cause Park to be formed and Park is not "acting together" with the named bidder, nor does Park control the terms of the offer.

Finally, Park would not beneficially own the Units purchased by Paco in the tender offer. Although Park and Paco filed a Schedule 13D jointly pursuant to rule 13d-1(k)(1) to reflect SLCas' beneficial ownership of the Units held by Park and Paco, the two entities have not formed a group with respect to the Partnership, and Paco does not believe Paco and Park have beneficial ownership of the other's Units. Because Erik Lund and DeAnn Duffield are managers of both Anise and Paco, we believed the conservative approach was to include Anise as a reporting person. However, Anise and Paco have different owners and we are not affirming that Anise has beneficial ownership of the Units held by Paco, or vice versa.

2.

We note your response to prior comment 1 that the “13D Joint Filers” other than Paco Development are not bidders in this Offer and that the Offer is not being made on behalf of the other “13D Joint Filers.” Accordingly, please advise of the reasons for filing a Schedule 13D jointly or as a group. The disclosure in response to Item 4 states that the 13D Joint Filers acquired the Units for investment purposes. The tender offer seems inconsistent with this stated purpose. In addition, 13D Joint Filers will be the beneficial owners of the Units acquired by Paco Development in the offer. Finally, it is unclear why the “13D Joint Filers” have not checked a box regarding their status as a group on the cover page. See Instruction 2 to the cover page. Please advise and revise your Schedule 13D accordingly.

Response: The reporting persons in the Schedule 13D filed jointly pursuant to rule 13d-1(k)(1), and as such are not required to check row 2(b) disclaiming membership in a group. Park and Paco voluntarily filed jointly to reflect SLCas's beneficial ownership of the Units as discussed in the response to Comment 1. Park and Paco have not formed a group with respect to the Partnership. Regarding the disclosure in Item 4, the Schedule 13D will be revised in response to your comment to more clearly state that each of the reporting persons individually acquired the units to obtain an equity interest in the Partnership, for investment purposes.

Offer to Purchase for Cash

Summary of the Offer

3.

You disclose on page 2 of your amended Schedule TO that the Purchaser “may delay the acceptance for payment of the Units tendered.” Please note that acceptance for payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise.

Response: The Schedule TO has been revised in response to your comment.

Certain Information Concerning the Purchaser

4.

We refer you to prior comment 8. You disclose that the Purchaser “expects” to obtain the necessary funds from “committed equity contributions” and that no material conditions exist. Please expand your disclosure to further discuss Paco Development’s arrangement with SLCas to fund the Offer. Is there an agreement in writing? If no material conditions exist to the referenced committed equity, explain why Paco Development only “expects” to obtain financing from SLCas.

             Response: The Schedule TO has been revised in response to your comment by deleting "expects" and disclosing that SLCas and Paco have an oral agreement pursuant to which SLCas will provide the necessary funds to fund the Offer.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments the Staff may have regarding the above responses or to advise us if the Staff has any further comments.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Harpich